UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

December 30, 2016

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒        Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-212571) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-212571):

$2,050,000 Step-Up Fixed Rate Callable Notes due December 30, 2031

$11,734,440 Accelerated Return Notes® Linked to an International Equity Index Basket due February 23, 2018

$400,000 Callable Contingent Coupon Notes due December 31, 2019 Linked to the Lesser Performing Index of the Russell 2000® Index and the EURO STOXX 50® Index

$13,434,760 Accelerated Return Notes® Linked to the S&P 500® Index due December 28, 2018

$3,355,000 Notes due December 29, 2023 Linked to the Performance of the Barclays Trailblazer Sectors 5 Index

$4,430,000 Callable Contingent Coupon Notes due December 31, 2019 Linked to the Lesser Performing Index of the Russell 2000® Index and the Euro Stoxx 50® Index

$2,104,000 Callable Contingent Coupon Notes due December 30, 2021 Linked to the Lesser Performing Index of the S&P 500® Index and the Russell 2000® Index

$885,000 Step Up Callable Contingent Payment Notes due December 31, 2026 Linked to the Lesser Return of the Russell 2000® Index and the EURO STOXX 50® Index

$5,237,000 AutoCallable Notes due December 31, 2019 Linked to the Least Performing Reference Asset of Four Common Stocks

$1,964,000 Buffered Digital Notes due June 30, 2020 Linked to the Performance of S&P 500® Index

$1,772,000 Phoenix AutoCallable Notes due December 31, 2018 Linked to the Least Performing Reference Asset of Three Common Stocks

$801,000 Notes due June 30, 2020 Linked to the Performance of the Barclays Trailblazer Sectors 5 Index

$781,000 Notes due December 30, 2021 Linked to the Performance of the Barclays Trailblazer Sectors 5 Index

$923,000 Notes due June 28, 2019 Linked to the Performance of the Barclays Trailblazer Sectors 5 Index

$5,000,000 Notes due December 31, 2021 Linked to the Performance of S&P 500® Daily Risk Control 5% Excess Return Index

$1,680,000 Phoenix Autocallable Notes due December 29, 2017 Linked to the Performance of the SPDR® S&P Oil & Gas Exploration & Production ETF

$1,687,000 AutoCallable Notes due December 31, 2018 Linked to the Least Performing Reference Asset of Three Common Stocks

$2,054,000 Buffered SuperTrackSM Notes due December 30, 2021 Linked to the Performance of Dow Jones Industrial AverageSM

$6,154,000 Buffered SuperTrackSM Notes due December 30, 2021 Linked to the Performance of S&P 500® Index

$319,000 Buffered Digital Notes due June 28, 2019 Linked to the Performance of Russell 2000® Index

$326,000 Callable Contingent Coupon Notes due December 31, 2019 Linked to the VanEck VectorsTM Gold Miners ETF

$1,614,000 Phoenix AutoCallable Notes due December 29, 2017 Linked to the Lesser Performing Index of the Russell 2000® Index and the S&P 500® Index

$760,000 Dual Directional Notes due December 28, 2018 Linked to the Lesser Performing Index of the S&P 500® Index and the Russell 2000® Index

$2,940,000 Phoenix AutoCallable Notes due December 29, 2023  Linked to the Lesser Performing Index of the Russell 2000® Index and the S&P 500® Index

$1,107,000 Phoenix AutoCallable Notes due March 30, 2018 Linked to the Lesser Performing Index of the Russell 2000® Index and the S&P 500® Index

$1,366,000 Phoenix AutoCallable Notes due December 31, 2019 Linked to the Least Performing Index of the S&P 500® Index,
the Russell 2000® Index and the NASDAQ-100 Index®

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: December 30, 2016	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director